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Exhibit 17

                        [Chapman University Letterhead]


August 14, 1995


Russell T. Gilbert
Chairman and CEO
CIMCO
265 Briggs Avenue
Costa Mesa, California  92626

Dear Russ:

              I am writing to confirm my resignation from the CIMCO board of directors and respectfully request that this letter of resignation be made a matter of the public record by filing it with the Securities and Exchange Commission. As I announced at the August 12 board meeting, I felt that actions taken at that meeting regarding the direction of executive leadership made it necessary for me to resign as a director of the company.

              I have received great satisfaction in serving on the CIMCO board. Please know, Russ, that I will always be grateful to you for the confidence you placed in me by asking me to serve on the board. Having worked with a very talented and responsible group of fellow directors, I feel I have learned a great deal from them. I addition, I have gained friendships with my fellow directors that I will always treasure.

              I wish you the best in leading CIMCO forward. If I can ever be of any help, please give me a call.


Regards,


JAMES L. DOTI


Copy:    Walter Schindler
         Frank Remer
         Karen Harrison
         Fred Swensen
         Ken Hendrickson
         Ad Posnick





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